File No. 70-9879

                       SECURITIES AND EXCHANGE COMMISSION
                                450 FIFTH STREET
                             WASHINGTON, D.C. 20549

                   ------------------------------------------

               AMENDMENT NO. 3 TO FORM U-1 APPLICATION-DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  --------------------------------------------

                                  Cinergy Corp.
                      The Cincinnati Gas & Electric Company
                     The Union Light, Heat and Power Company
                            Lawrenceburg Gas Company
                             Miami Power Corporation
                          Tri-State Improvement Company
                             KO Transmission Company
                             Cinergy Services, Inc.
                             139 East Fourth Street
                             Cincinnati, Ohio 45202

                                PSI Energy, Inc.
                              1000 East Main Street
                            Plainfield, Indiana 46168

                    (Name of companies filing this statement
                   and address of principal executive offices)

                                  Cinergy Corp.

                    (Name of top registered holding company)

                      Wendy L. Aumiller/Assistant Treasurer
                                  Cinergy Corp.
                         139 East Fourth Street, 24 AT2
                             Cincinnati, Ohio 45202

                     (Name and address of agent for service)

                        Please direct communications to:

                        George Dwight II/ Senior Counsel
                                  Cinergy Corp.
                         139 East Fourth Street, 25 AT2
                             Cincinnati, Ohio 45202
                                513-287-2643 (ph)
                                513-287-3810 (f)
                               gdwight@cinergy.com


The application-declaration in this proceeding as heretofore amended is hereby further amended and restated in its entirety as follows.

Item 1.  Description of Proposed Transactions

         A.       Introduction

                  1.       Applicants

         Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), The Cincinnati Gas & Electric Company, an electric and gas utility company ("CG&E") and wholly-owned subsidiary of Cinergy, and CG&E's wholly-owned subsidiaries, namely, The Union Light, Heat and Power Company, an electric and gas utility company ("ULH&P"), Lawrenceburg Gas Company, a gas utility company ("Lawrenceburg"), Miami Power Corporation, an electric utility company ("Miami"), KO Transmission Company, a nonutility company ("KO"), and Tri-State Improvement Company, a nonutility company ("Tri-State"), together with PSI Energy, Inc., an electric utility company ("PSI") and wholly-owned subsidiary of Cinergy, and Cinergy Services, Inc., a Delaware corporation and wholly-owned subsidiary of Cinergy ("Cinergy Services" and, collectively with the foregoing companies, "Applicants"), propose to engage in certain short-term financing transactions from time to time through June 30, 2006, as hereinafter described.

         CG&E and its utility subsidiaries provide electric and gas service in southwestern Ohio and adjacent areas in Kentucky and Indiana. The area served with electricity, gas or both covers approximately 3,200 square miles and has an estimated population of two million. CG&E produces, transmits, distributes and sells electricity and sells and transports natural gas in the southwestern portion of Ohio, serving an estimated population of 1.6 million people in 10 of the state's 88 counties including the cities of Cincinnati and Middletown. CG&E's only significant subsidiary is ULH&P, which transmits, distributes and sells electricity and sells and transports natural gas in northern Kentucky, serving an estimated population of 328,000 people in a 500 square-mile area encompassing six counties and including the cities of Newport and Covington. Lawrenceburg sells and transports natural gas to approximately 20,000 people in a 60 square-mile area in southeastern Indiana. Miami owns a 138 kV transmission line extending from the Miami Fort Power Station in Ohio to a point near Madison, Indiana. KO owns natural gas pipeline facilities located in Kentucky. Tri-State acquires and holds real estate intended for future use in CG&E's utility business. At and for the twelve months ended December 31, 2000, CG&E had total consolidated assets of approximately $6 billion and operating revenues of approximately $3.2 billion.

         PSI produces, transmits, distributes and sells electricity in north central, central and southern Indiana, serving an estimated population of 2.2 million people located in 69 of the state's 92 counties including the cities of Bloomington, Columbus, Kokomo, Lafeyette, New Albany and Terre Haute. At and for the twelve months ended December 31, 2000, PSI had total consolidated assets of approximately $4.6 billion and operating revenues of approximately $2.7 billion.

         Cinergy Services is a service company subsidiary providing centralized management, administrative and other support services to the associate companies in Cinergy's holding company system.1

                  2.       1997 Order

         By order dated May 30, 1997, HCAR No. 26723 ("1997 Order"), the Commission authorized various financing transactions from time to time through December 31, 2002, including the following:

1. With respect to the Cinergy system "money pool," established by and among Cinergy, Cinergy Services, PSI and CG&E (including its subsidiaries) to help provide for short-term cash and working capital requirements of such companies (other than Cinergy) ("Money Pool"),2 (a) PSI, ULH&P, Lawrenceburg, West Harrison Gas and Electric Company ("West Harrison")3 and Miami were authorized to make loans to and incur borrowings from each other thereunder, and (b) Cinergy, CG&E, Cinergy Services, Tri-State and KO were authorized to make loans to PSI, ULH&P, Lawrenceburg, West Harrison and Miami thereunder.

2. PSI, ULH&P, Lawrenceburg, West Harrison and Miami were authorized to incur short-term bank borrowings from third parties; PSI was also authorized to issue and sell commercial paper.

The maximum principal amount of short-term borrowings (whether from the Money Pool, banks or, in PSI's case, through sales of commercial paper) that PSI, ULH&P, Lawrenceburg, West Harrison and Miami could incur and have outstanding at any time pursuant to the 1997 Order were as follows: PSI, $400 million; ULH&P, $50 million; West Harrison, $200,000; Lawrenceburg, $3 million; and Miami, $100,000.

         B.       Proposed Transactions

         Certain of the borrowing ceilings established under the 1997 Order are no longer appropriate in light of existing and anticipated working capital requirements. In addition, the existing limitation for PSI adversely impacts the cost and marketability of its long-term debt, as discussed below.

         Applicants therefore propose to supersede the borrowing (and where applicable, lending) authority granted under the 1997 Order, as provided below, as well as to extend the period for the authorized financing transactions. Upon issuance thereof, the Commission's order in this proceeding would replace the 1997 Order in its entirety.4

         More specifically, Applicants propose to engage in the following transactions, in each case through June 30, 2006 ("Authorization Period"):

1. In connection with the continued use of the Money Pool, (a) PSI, ULH&P, Lawrenceburg and Miami (the "Ineligible Rule 52 Subs")5 propose to make loans to and incur borrowings from each other thereunder, and (b) Cinergy, Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Ineligible Rule 52 Subs thereunder6; and

2. The Ineligible Rule 52 Subs propose to incur short-term borrowings from banks or other financial institutions (collectively, "Banks") and PSI proposes to issue and sell commercial paper.

         The maximum principal amount of short-term borrowings outstanding at any time by the Ineligible Rule 52 Subs (whether pursuant to the Money Pool, Bank loans or, in PSI's case, sales of commercial paper) would not exceed the following amounts (each, a "Borrowing Cap"): PSI, $600 million; ULH&P, $65 million; Lawrenceburg, $5.5 million; and Miami, $100,000.

         PSI proposes to increase its borrowing capacity to $600 million to enhance the marketability of its long-term debt issuances (and therefore to reduce the anticipated cost of that debt by avoiding a liquidity premium typically levied on smaller issuances). By having the ability to accumulate increased amounts of short-term debt prior to refinancing an appropriate portion as long-term debt, PSI will be able to issue such long-term debt in larger blocks, creating a more liquid market for secondary buying and selling of its long-term debt. This in turn is expected to reduce the borrowing cost (spread over like-term Treasury securities) PSI incurs when it sells long-term debt in the capital markets. Although it is requesting an increase in its short-term borrowing capacity, PSI anticipates that such increase will not result in an increase in the total amount of all debt securities that it may have outstanding from time to time, but rather only an increase in the relative proportion thereof constituting short-term debt.

         Proceeds of any short-term borrowings by the Ineligible Rule 52 Subs (whether pursuant to the Money Pool, Bank loans or, in PSI's case, sales of commercial paper) would be used by such companies for general corporate purposes, including (1) interim financing of capital requirements; (2) working capital needs; (3) repayment, redemption, refinancing of debt or preferred stock; (4) cash requirements to meet unexpected contingencies and payment and timing differences; (5) loans through the Money Pool; and (6) other transactions relating to these Applicants' utility businesses.

                  1.       Money Pool

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, the Ineligible Rule 52 Subs propose to make loans to each other, and Cinergy Services, CG&E, Tri-State and KO propose to make loans to the Ineligible Rule 52 Subs, all pursuant to and in accordance with the Money Pool.7

         Applicants propose no changes to the Money Pool as authorized in the 1995 Order and embodied in the related Money Pool Agreement.8 The following summarizes material terms of the Money Pool.

         Under the Money Pool, funds are made available from the following sources from time to time for short-term loans to Money Pool Participants: (1) surplus treasury funds of Money Pool Participants ("Internal Funds") and (2) proceeds from bank borrowings by Money Pool Participants or the sale of commercial paper by Cinergy, CG&E or PSI ("External Funds"). Funds are made available from such sources in such order as Cinergy Services, as administrator of the Money Pool, determines would result in a lower cost of borrowing, consistent with the individual borrowing needs and financial standing of the companies providing funds to the Money Pool. Companies that borrow from the Money Pool borrow pro rata from each lending company, in the proportion that the total amount loaned by each such lending company bears to the total amount then loaned through the Money Pool. On any day when more than one fund source with different rates of interest is used to fund loans through the Money Pool, each borrowing company borrows pro rata from each such fund source in the same proportion that the amount of funds provided by that fund source bears to the total amount of short-term funds available to the Money Pool. No Money Pool Participant is required to borrow through the Money Pool if it determines that it could borrow at a lower cost directly from banks or through the sale of commercial paper. Cinergy may not borrow from the Money Pool.

         When only Internal Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is the CD yield equivalent of the 30-day Federal Reserve "AA" Industrial Commercial Paper Composite Rate, which rate parallels the lenders' effective cost of capital with respect to such internal funds. When only External Funds comprise the funds available in the Money Pool, the interest rate applicable to loans thereof is equal to the lending company's cost for such External Funds (or a composite rate equal to the weighted average of the of the costs incurred by the respective Money Pool Participants for such External Funds, if more than one Money Pool Participant had made available External Funds on such day).

         In circumstances where both Internal Funds and External Funds are concurrently borrowed through the Money Pool, the rate applicable to all loans comprised of such "blended" funds is a composite rate equal to the weighted average of (a) the cost of all such Internal Funds and (b) the cost of all such External Funds. Where both Internal Funds and External Funds are available for loans through the Money Pool, loans may be made exclusively from Internal Funds or External Funds, rather than from a "blending" of such funds, to the extent it is determined that such loans would result in a lower cost of borrowing.

         Money Pool loans are in the form of open-account advances documented and evidenced on the books of the Money Pool Participants, although each lending party is entitled upon demand to receive from any Money Pool Participant to whom it advances funds one or more promissory notes evidencing any or all of its advances. Each party receiving a Money Pool loan is required to repay the principal amount of such loan, together with all interest accrued thereon, upon demand and in any event not later than one year from the date of the advance. All Money Pool loans are prepayable by the borrower in whole or in part at any time without premium or penalty. Money Pool advances accrue interest monthly.

         Funds not required to make Money Pool loans (other than funds required to satisfy the Money Pool's liquidity requirements) may be invested in one or more short-term investments, including (1) interest-bearing accounts with banks,
(2) obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities, including obligations under repurchase agreements, (3) obligations issued or guaranteed by any state or political subdivision thereof rated not less than "A" by a nationally recognized rating agency, (4) commercial paper rated not less than "A-1" or "P-1" or their equivalent by a nationally recognized rating agency, (5) money market funds, (6) bank certificates of deposit, (7) Eurodollar time deposits and certificates of deposit, and (8) such other investments as are permitted by section 9(c) of the Act and rule 40 thereunder.

         Interest income and investment income earned on loans and investments of surplus funds are allocated among the Money Pool Participants in accordance with the proportion each participant's contribution bears to the total amount of funds in the Money Pool and the cost of funds provided to the Money Pool by such participant.

         Operation of the Money Pool, including record-keeping and coordination of loans, is administered by Cinergy Services on an "at cost" basis under the authority of the appropriate officers of the Money Pool Participants.

         Cinergy, CG&E and PSI expressly acknowledge in the Money Pool Agreement that none of such companies will seek to overturn, reverse, set aside, change or enjoin, whether through appeal or the initiation or maintenance of any action in any forum, a decision or order of the Public Utilities Commission of Ohio or the Indiana Utility Regulatory Commission which pertains to recovery, disallowance, allowance, deferral or ratemaking treatment of any expense, charge, cost or allocation incurred or accrued by CG&E or PSI in or as a result of a contract, agreement, arrangement or transaction with any affiliate, associate, holding, mutual service or subsidiary company on the basis that such expense, charge, cost or allocation has itself been filed with or approved by the Securities and Exchange Commission or was incurred pursuant to a contract, arrangement or allocation method which was filed with or approved by the Securities and Exchange Commission.

3.       Short-term Bank borrowings & commercial paper

         Subject to the respective Borrowing Caps, from time to time over the Authorization Period, (a) the Ineligible Rule 52 Subs propose to borrow short-term funds from Banks pursuant to formal or informal credit facilities, and (b) PSI proposes to issue and sell commercial paper, in each case as described below.

                           a.       Bank borrowings

         Bank borrowings would be evidenced by promissory notes, each of which would be issued on or before June 30, 2006 and would mature no later than one year from the date of issuance (except in the case of borrowings by ULH&P, which would mature no later than two years from the date of issuance)9; would bear interest at a rate no higher than the greater of (a) 400 basis points over the comparable London interbank offered rate or (b) a rate that is consistent with similar securities of comparable credit quality and maturities issued by other companies; may require fees to the lender not to exceed 100 basis points per annum on the total commitment; and, except for borrowings on uncommitted credit lines, may be prepayable in whole or in part, with or without a premium.

b.       Commercial paper

         Subject to its Borrowing Cap, from time to time over the Authorization Period, PSI also proposes to issue and sell commercial paper through one or more dealers or agents (or directly to a limited number of purchasers if the resulting cost of money is equal to or less than that available from commercial paper placed through dealers or agents).

         PSI proposes to issue and sell the commercial paper at market rates (either on an interest bearing or discount basis) with varying maturities not to exceed 270 days. The commercial paper will be in the form of book-entry unsecured promissory notes with varying denominations of not less than $25,000 each. In commercial paper sales effected on a discount basis, the purchasing dealer may re-offer the commercial paper at a rate less than the rate to PSI. The discount rate to dealers will not exceed the maximum discount rate per annum prevailing at the date of issuance for commercial paper of comparable quality and the same maturity. The purchasing dealer will re-offer the commercial paper in such a manner as not to constitute a public offering within the meaning of the Securities Act of 1933.

Item 2.  Fees, Commissions and Expenses

         Other than the securities issuance fees and expenses referred to in
Item 1, Applicants do not anticipate incurring (either themselves or in the case of any associate companies thereof) any fees and expenses in connection with the proposed transactions.

Item 3.  Applicable Statutory Provisions

         Sections 6(a), 7, 9(a) and 10 of the Act and rule 54 thereunder are applicable to the proposed transactions.

         Rule 54 provides that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator (as defined in section 32 of the Act, "EWG") or a foreign utility company (as defined in section 33 of the Act, "FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a), (b) and
(c) of Rule 53 are satisfied.

         Cinergy currently does not meet the conditions of Rule 53(a).10 As of March 31, 2001, Cinergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1,351.8 million. This amount is equal to approximately 115% of Cinergy's average "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended March 31, 2001, of approximately $1,175.7 million, which exceeds the 50% "safe harbor" limitation contained in the rule.

         By order dated March 23, 1998 (HCAR No. 26848) ("1998 Order"), the Commission authorized Cinergy to increase its aggregate investment in EWGs and FUCOs to an amount equal to 100% of Cinergy's average "consolidated retained earnings" ("100% Cap"). Further, by order dated June 23, 2000 (HCAR No. 27190) ("June 2000 Cinergy Financing Order"), the Commission granted Cinergy additional authorization to invest in EWGs and FUCOs beyond that granted in the 1998 Order, specifically, $1,000,000,000 in addition to Cinergy's aggregate investment at the date of such order (approximately $731,000,000) ("$1.73 Billion Cap").11 Therefore, although Cinergy's aggregate investment at March 31, 2001, exceeds both the 50% "safe harbor" limitation and the 100% Cap, this investment level is permitted under the $1.73 Billion Cap (and a fortiori under the Retained-Earnings-Plus-$2 Billion Cap).

         With respect to capitalization, there has been no material adverse impact on Cinergy's consolidated capitalization resulting from Cinergy's investments in EWGs and FUCOs. As of September 30, 1997, the most recent period for which financial statement information was evaluated in the 1998 Order, Cinergy's consolidated capitalization consisted of 44.1% equity and 55.9% debt. As of March 31, 2001, Cinergy's consolidated capitalization consisted of 37.9% equity and 62.1% debt. These ratios are within acceptable ranges, as further reflected by the fact that at March 31, 2001, Cinergy's senior unsecured debt was rated "investment grade" by all the major rating agencies. Under the June 2000 Cinergy Financing Order, Cinergy committed to maintain a 30% consolidated common equity ratio (subject to certain qualifications), and the proposed transactions will have no adverse impact on Cinergy's ability to meet that commitment.

         With respect to earnings, Cinergy's interests in EWGs and FUCOs have made significant contributions to Cinergy's consolidated retained earnings, as reflected in the quarterly certificates filed by Cinergy in Docket Nos. 70-9011 and 70-9577. Although Cinergy's consolidated earnings for the year ended December 31, 1997 were negatively affected by Cinergy's 50% ownership interest in Midlands Electricity plc ("Midlands"), a FUCO, this was solely as a result of the imposition by the United Kingdom of a one-time, non-recurring windfall tax. Significantly, this tax did not affect earnings from ongoing operations, and therefore would not have any negative impact on earnings in future periods. In July 1999, Cinergy sold all of its ownership in Midlands, realizing a substantial profit.

         Cinergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With reference to Rule 53(a)(2), Cinergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With reference to Rule 53(a)(3), no more than 2% of the employees of Cinergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which Cinergy directly or indirectly holds an interest. With reference to Rule 53(a)(4), Cinergy will concurrently provide a copy of this application to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With reference to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. Finally, Rule 53(c) by its terms is inapplicable since the proposed transactions do not involve the issue or sale of a security to finance the acquisition of an EWG or FUCO.

Item 4.  Regulatory Approval

         No state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed transactions.


Item 5.  Procedure

         Applicants request that the Commission issue an order as soon as practicable after the expiration of the applicable public notice period granting and permitting this application to become effective.

         Applicants waive a recommended decision by a hearing officer or other responsible officer of the Commission; consent that the Staff of the Division of Investment Management may assist in the preparation of the Commission's order; and request that there be no waiting period between the issuance of the Commission's order and its effectiveness.

         Within 60 days after the end of each calendar quarter (beginning with the first full quarter after the Commission issues its order), Cinergy Services, on behalf of the Applicants, will file a certificate with the Commission pursuant to rule 24 under the Act setting forth the following information with respect to the preceding calendar quarter: (1) each Applicant's maximum principal amount of external short-term borrowings outstanding at any one time outstanding (i.e., Bank borrowings and, in PSI's case, commercial paper); and
(2) with respect to the operation of the Money Pool, (a) the average annual interest rate applicable to borrowings through the Money Pool, (b) the maximum principal amount of Money Pool borrowings by the respective Applicants outstanding at any one time, and (c) the maximum principal amount of funds loaned through the Money Pool by the respective Applicants outstanding at any one time.


Item 6.  Exhibits and Financial Statements

         (a)      Exhibits

          A-1 Form of note evidencing borrowings from Banks (incorporated by reference from File No. 70-8587).

          A-2 Form of commercial paper note of PSI (incorporated by reference from File No. 70-8587).

          A-3 Form of note evidencing borrowings under Money Pool (incorporated by reference from File No. 70-8587).

          B Form of Money Pool Agreement (incorporated by reference from File No. 70-8587).

          C Not applicable

          D Not applicable

          E Not applicable

          F-1 Preliminary opinion of counsel

          G Form of Federal Register notice

(b)      Financial Statements

          FS-1 Cinergy consolidated financial statements, dated December 31, 2000, per books and pro forma.

          FS-2 CG&E consolidated financial statements, dated December 31, 2000, per books and pro forma.

          FS-3 PSI consolidated financial statements, dated December 31, 2000, per books and pro forma.


Item 7.  Information as to Environmental Effects

         (a) The Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the officers indicated below.

         Dated:  July 26, 2001

                      The Cincinnati Gas & Electric Company

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                     The Union Light, Heat and Power Company

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 Lawrenceburg Gas Company

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 Miami Power Corporation

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 Tri-State Improvement Company

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 KO Transmission Company

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 Cinergy Services, Inc.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer


                                                 PSI Energy, Inc.

                                            By: /s/Wendy L. Aumiller
                                                  Assistant Treasurer



--------

1 See HCAR No. 26146, Oct. 21, 1994 (authorizing Cinergy merger and formation of Cinergy Services).

2 See HCAR No. 26362, Aug. 25, 1995 (authorizing, inter alia, establishment of Money Pool) ("1995 Order").

3 West Harrison was a wholly-owned electric utility subsidiary of CG&E that supplied electricity at retail over a 3-square mile area with a population of approximately 1,000 in West Harrison, Indiana and neighboring rural areas. Effective January 2, 2001, West Harrison was merged with and into PSI, thereby ceasing its existence, in a transaction approved by the Indiana Utility Regulatory Commission and exempt from Commission approval requirements under the Act pursuant to rules 43 and 44 and section 9(b)(1).

4 The 1997 Order also granted certain guarantee authority to Cinergy and Cinergy's wholly-owned nonutility subsidiary, Cinergy Investments, Inc. That guarantee authority was later superseded with respect to Cinergy (see HCAR No. 27190, June 23, 2000 (raising guarantee cap to $2 billion) ("June 2000 Cinergy Financing Order")) and rendered moot with respect to Cinergy Investments, Inc. (see rule 52(b)).

5 The short-term borrowing authority requested herein for PSI, ULH&P, Lawrenceburg and Miami (whether from affiliates, as under the Money Pool, or from non-affiliates, as with respect to Bank borrowings and commercial paper in the case of PSI) is not subject to the securities issuance jurisdiction of the applicable state public utility commissions and accordingly such short-term borrowings for these companies are not eligible for the exemption afforded by rule 52(a) under the Act. More specifically, neither the Indiana Utility Regulatory Commission nor the Kentucky Public Service Commission has authority over short-term borrowings (defined as borrowings with a maturity of one year or less in the case of the Indiana commission, and borrowings with a maturity of two years or less in the case of the Kentucky commission). By contrast, the Public Utilities Commission of Ohio does have authority over short-term borrowings, and any short-term borrowings by CG&E will be exempt from Commission jurisdiction pursuant to rule 52(a).

6 The June 2000 Cinergy Financing Order expressly granted Cinergy authority, in connection with use of financing proceeds, to "make loans to, and investments in, other system companies, including through the Cinergy system money pool [citation omitted]."

7 Any borrowings by Cinergy Services, CG&E, Tri-State and KO from each other under the Money Pool or from any of the other Money Pool participants thereunder (namely, Cinergy and the Ineligible Rule 52 Subs) will be exempt (together with the corresponding loans) pursuant to rule 52(a) (in the case of CG&E) and rule 52(b) (in the case of Cinergy Services, Tri-State and KO).

8 Cinergy, Cinergy Services, CG&E, Tri-State, KO, PSI, ULH&P, Lawrenceburg and Miami are sometimes herein collectively referred to as the "Money Pool Participants." The 1995 Order also approved a proposal to establish a similar money pool arrangement for nonutility companies in the Cinergy system. However, Cinergy has not implemented this other money pool arrangement.

9 See footnote 5 supra, discussing securities issuance jurisdiction in respect of short-term borrowings by the Indiana, Kentucky and Ohio commissions.

10 Cinergy has not yet filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, inasmuch as, inter alia, such report is not required to be filed with the Commission until August 15, 2001. Accordingly, Cinergy's "current" aggregate investment and consolidated retained earnings calculations are based on March 31, 2001 data (see Rule 53(a)(1)(ii)).

11 By order dated May 18, 2001 (HCAR No. 27400), the Commission further increased Cinergy's authority to invest in EWGs and FUCOs, authorizing an aggregate investment not to exceed the sum of (i) an amount equal to 100% of Cinergy's consolidated retained earnings plus (ii) $2,000,000,000
("Retained-Earnings-Plus-$2 Billion Cap").